Bennett Nussbaum

Senior Vice President,

Chief Financial Officer

April 8, 2009

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549

Re:	Winn-Dixie Stores, Inc.
Form 10-K for fiscal year ended June 24, 2009
Filed August 24, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed September 21, 2009
File No. 1-3657

Dear Mr. Owings:

Winn-Dixie Stores, Inc. (“we” or “our”) is responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated March 22, 2010. To assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Comment 1:	Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please describe in greater detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response 1:	On pages 17 and 18 of the proxy statement, we describe our compensation policies. We apply these compensation policies to all of our named executive officers on the same basis. We note that Section II.B.1 of Commission Release No. 33-8732A states that where policies or decisions are materially similar, officers can be grouped together.

Winn-Dixie Stores, Inc.	5050 Edgewood Court	Jacksonville, Florida 32254	Phone (904) 783-5000

Mr. II. Christopher Owings

Assistant Director

Securities and Exchange Commission

April 8, 2009

As disclosed on page 20 of the proxy statement, the Compensation Committee generally has established individual components of compensation consistently among all of the named executive officers, with base salary levels slightly above the 50th percentile as compared to our peer companies, annual cash incentive targets close to the 75th percentile and equity or LTI award targets at the 50th percentile. The Compensation Committee has considered the greater responsibilities of Mr. Lynch as the Chairman and Chief Executive Officer of the company. The Compensation Committee has also considered the competitive market for chief executive officer compensation levels, which reflects a meaningful variation between the chief executive officer and other executive positions for each element of compensation. Therefore, though the Compensation Committee applies the same policies for all executive officers, the base salary level, target annual incentive award and grant date fair value for equity award grants for Mr. Lynch are correspondingly greater than those for our other named executive officers.

In addition, the Compensation Committee applies the same policies in making decisions about the individual elements of compensation for Mr. Lynch as it does for the other named executive officers. For example, following a very successful fiscal 2008, Mr. Lynch received a base salary increase of 5% during fiscal 2009, which was generally consistent with the general base salary increases of 4% to 5% for our named executive officers. With respect to our Annual Incentive Plan, Mr. Lynch had company performance objectives of Adjusted EBITDA and Sales and numerical targets that were the same as the company performance objectives and numerical targets for the other named executive officers. For equity award grants, Mr. Lynch received the same structure of LTI grant as that made to the other named executive officers, with 40% in stock options and 60% in restricted stock units (split 40% as performance vesting restricted stock units and 60% as time vesting restricted stock units).

We therefore believe that the policies and decisions for the Chief Executive Officer’s compensation are not materially different from the policies or decisions for the other named executive officers.

Annual Cash Incentives Under AIP, page 20

Comment 2:	Please explain in this section how you calculated Adjusted EBITDA. See Instruction 5 to Item 402(b) of Regulation S-K.

Response 2:	In future filings, we will explain in this section how we calculate Adjusted EBITDA. For example, if we were complying with this comment for the 2009 proxy statement we would add the following disclosure to the section:

“For fiscal 2009, we calculated Adjusted EBITDA as follows. We added back to our reported net income adjustments for income tax expense, depreciation and amortization, favorable and unfavorable lease amortization (net) and interest expense (net) to determine EBITDA. We then made adjustments to EBITDA for share-based compensation, post-emergence bankruptcy-related professional fees, gain on insurance settlement, self-insurance reserve adjustment, impairment charges and the VISA/MasterCard settlement to determine Adjusted EBITDA of $164.2 million for fiscal 2009. The Adjusted EBITDA approved by the Compensation Committee and used for

Mr. II. Christopher Owings

Assistant Director

Securities and Exchange Commission

April 8, 2009

determining annual cash incentives is the same Adjusted EBITDA as reported and described in our earnings release.”

Long-Term Equity Incentives, page 23

Comment 3:	We note your disclosure on page 17; however, please explain in greater detail in this section how the number of your awards granted were determined for each executive officer.

Response 3:	In future filings, we will explain in greater detail in the Long-Term Equity Incentives section how the number of equity awards granted were determined for each named executive officer. For example, if we were complying with this comment for the 2009 proxy statement we would add the following disclosure to the section:

“In determining the number of equity awards to be granted to the named executive officers for fiscal 2009, the Compensation Committee considered the median value in dollars of LTI grants made by Comparator Group companies. The Compensation Committee approved individual dollar award values for the LTI grants for each of the Named Executive Officers that were consistent with the corresponding median value based on the Comparator Group for comparative job positions. The Compensation Committee determined that the total LTI grant would consist of 40% stock options and 60% restricted stock units. The dollar award values were then converted to an actual number of stock options and restricted stock units.

For stock options, the number of shares underlying the option was determined by dividing the dollar value of the LTI award allocated to stock options (40%) by an option value approved by the Compensation Committee. In determining the option value, the Committee considered our Black-Scholes valuation for financial reporting purposes and also considered Black-Scholes valuations for Comparator Group companies. The option grant fair value approved by the Compensation Committee was calculated using an average volatility among several comparator companies. For restricted stock units, the number of units was determined by dividing the dollar value of the LTI award allocated to restricted stock unit awards (60%) by the closing price of our common stock on NASDAQ on the date of grant. See the Grant of Plan-Based Awards for Fiscal 2009 table for the number of stock options and restricted stock units granted to each of the Named Executive Officers and the grant date fair value of each award.”

Comment 4:	We note that your performance restricted stock units vest if you achieve your sales per square foot goal, but you have not provided the goal in your disclosure. Please quantify the target and actual sales amounts used to determine whether the stock units granted to your executive officers vest.

Response 4:

As disclosed in the proxy statement, the Compensation Committee granted to the named executive officers restricted stock units that vest on our achievement of a sales per square foot performance goal. In drafting the proxy statement, there were several reasons why we did not believe that providing the numerical goal was material to an investor’s understanding of the compensation earned or paid to the named executive officers for fiscal year 2009 or our compensation policies or decisions as a whole. First, sales per square foot is a measure that we use only on an internal basis. We do not quantify the measure in our earnings releases or in our

Mr. II. Christopher Owings

Assistant Director

Securities and Exchange Commission

April 8, 2009

periodic filings with the Commission, though we generally disclose in our periodic filings that increasing our sales per square foot is one of the initiatives to increase our overall profitability. Therefore, we did not believe that providing a numerical target for this particular award would be helpful to an investor as there is no frame of reference for the investor to understand the performance goal. Second, we believe that we disclose what is material to an investor — the fact that these awards vest only upon improved sales per square foot — which furthers the initiative to increase our overall profitability and supports our pay for performance compensation policies. Third, the goal was intended to be a long-term incentive and was not expected to be achieved in fiscal 2009 (and it was not, in fact, achieved in fiscal 2009). None of the performance restricted stock unit awards vested in fiscal 2009 and none of the named executive officers earned any fiscal 2009 compensation in connection with the award. For these reasons, we did not believe including the numerical goal was material to an understanding of the compensation earned for fiscal 2009 or the compensation policies for fiscal 2009.

In response to the staff’s comment, however, we will disclose in future filings that the targeted performance necessary to earn the performance restricted stock units is a 13% increase in sales per square foot from that in fiscal 2009.

In addition, pursuant to the staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (904) 783-5000 with any questions concerning the Company’s responses to the staff’s comments.

Very truly yours,

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer